SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 1O-Q

[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the quarterly period ended September 30, 1996

Commission File Number: 33-56334

    VK/AC Holding. Inc.
                (Exact name of registrant as specified in its charter)


     Delaware                                           36-3852549

     (State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization)                     Identification No.)

      c/o Van Kampen American Capital, Inc.
      One Parkview Plaza
      Oakbrook Terrace, Illinois
      Attn: Ronald A. Nyberg, Esq.                       60181
      (Address of principal executive offices)          (Zip Code)



      (630)684-6000
                (Registrant's telephone number, including area code)



      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days


                                              [x]Yes     No


      As of September 30, 1996 there were 2,317,474 shares of the registrant's Class A Common Stock, par value $.01 per share ("Class A
Common Stock"), and 117,817 shares of the registrant's Class B Common Stock, par value $.01 per share ("Class B Common Stock"), outstanding. There is no established public trading market for any class of the registrant's common equity securities.







                              VK/AC Holding, Inc.
                                   Form 10-Q
                    For The Quarter Ended September 30,1996


                                     Index



                                                                          Page


Part I: Financial Information .............................................  2


      Item 1: Financial Statements
              Consolidated Balance Sheets at September 30, 1996 (unaudited)
               and December 31, 1995 ......................................  2



              Consolidated Statements of Income (unaudited) for the
               Three Months Ended September 30, 1996 and 1995 and
               for the Nine Months Ended September 30, 1996 and 1995 ......  3


              Consolidated Statements of Cash Flows (unaudited) for the
               Nine Months Ended September 30, 1996 and 1995 ..............  4


              Notes to Consolidated Financial Statements (unaudited) ......  5

      Item 2: Management's Discussion and Analysis of Financial Condition
              and Results of Operations ...................................  8


Part II: Other Information ................................................ 15

Signatures ................................................................ 16

Exhibits .................................................................. 17



                        VK/AC HOLDING, INC. AND SUBSIDIARIES
                             Consolidated Balance Sheets
                     (In 000's except for par value and shares)

                                                                              9/30/96    12/31/95
                                                                          ----------- -----------
Assets                                                                    (Unaudited)
------
Cash and Cash Equivalents                                                 $       691 $     1,585
Cash Equivalents Segregated Under Regulation or Collateral Agreement           10,000      10,000
Short-Term Investments - Mutual Funds, at market                               24,579      42,110
Receivables                                                                    47,948      41,696
Trading Inventory, at market                                                   74,564      71,875
Furniture, Equipment, and Leasehold Improvements, net                          22,890      22,312
Deferred Company Funded Distribution Costs, net                               292,355     259,822
Deferred Financing Costs, net                                                  11,503      13,012
Excess of Cost over Fair Value of Net Assets Acquired, net                    513,932     526,917
Net Assets of Discontinued Operations                                              --      25,760
Other Assets                                                                    9,938       7,017
                                                                          ----------- -----------
  Total Assets                                                            $ 1,008,400 $ 1,022,106
                                                                          =========== ===========

Liabilities and Stockholders' Equity
------------------------------------
Liabilities
-----------
Bank Loans                                                                $   270,800 $   331,100
Senior Secured Notes                                                          150,000     150,000
Accounts Payable and Accrued Expenses                                          64,942      76,988
Payable to Affiliates, net                                                         --       2,828
Payable to Trustee                                                             14,501       5,587
Deferred Compensation                                                          25,915      21,957
Deferred Income Taxes                                                          87,049      55,617
                                                                          ----------- -----------
  Total Liabilities                                                           613,207     644,077
                                                                          ----------- -----------

Redeemable Common Stock
-----------------------
At redemption value of $297.40 per share at September 30, 1996 and $200 per share at December 31, 1995; 156,210 shares outstanding at September
 30, 1996; 155,673 shares outstanding at December 31, 1995                     46,457      31,135
                                                                          ----------- -----------

Shareholders' Equity
--------------------
Junior Non-Cumulative Participating Preferred Stock, $200 par value,
32,500 shares authorized; 32,500 shares issued and outstanding
 at September 30, 1996 and December 31, 1995                                    6,500       6,500
Class A Common Stock, $.01 par value; 3,250,000 shares authorized,
 2,163,255 nonredeemable shares issued, 2,161,264 nonredeemable shares outstanding at September 30 ,1996; 2,163,792 nonredeemable shares
 issued, 2,161,264 nonredeemable shares outstanding at December 31, 1995           22          22
Class B Common Stock, $.01 par value, nonvoting, 3,250,000 shares authorized; 117,817 shares issued and outstanding at September 30, 1996
 and December 31, 1995                                                              1           1
Additional Paid-In Capital                                                    299,185     299,292
Retained Earnings                                                              43,426      41,584
                                                                          ----------- -----------
                                                                              349,134     347,399
Less Treasury Stock, Class A Common Stock, at cost; 1,991 shares at
 September 30, 1996; 2,528 shares at December 31, 1995                           (398)       (505)
                                                                          ----------- -----------
  Total Stockholders' Equity                                                  348,736     346,894
                                                                          ----------- -----------
  Total Liabilities & Stockholders' Equity                                $ 1,008,400 $ 1,022,106
                                                                          =========== ===========


                See accompanying notes to consolidated financial statements.






                         VK/AC HOLDING, INC. AND SUBSIDIARIES
                          Consolidated Statements of Income
                                     (Unaudited)
                          (In 000's except per share data)

                                                        Three Months          Nine Months
                                                    Ended September 30,  Ended September 30,
                                                   --------------------  -------------------
                                                     1996     1995         1996       1995
                                                   -------- --------    --------- ----------
Revenues
--------
Investment Advisory Fees                           $ 75,824 $ 64,279    $ 221,090 $ 182,659
Distribution of Investment Products                   8,683    8,392       23,794    23,452
Fiduciary Fees                                        2,014    2,159        6,588     6,290
Other Revenue                                         1,376    2,048        4,753     6,132
                                                   -------- --------    --------- ----------
    Total Revenues                                   87,897   76,878      256,225   218,533
                                                   -------- --------    --------- ----------

Expenses
--------
Compensation and Benefits                            26,213   24,115       74,966    69,436
Amortization of Deferred Company Funded
  Distribution Costs                                 16,341   13,308       46,584    37,229
Occupancy                                             8,489    8,346       25,276    22,781
Marketing and Promotion                               8,121    6,867       24,525    21,347
Other Expenses                                        2,386    9,871       16,502    25,389
Reimbursements                                      (14,119) (13,236)     (42,216)  (36,708)
Interest and Acquisition Expenses:
  Amortization of Excess of Cost over Fair
    Value of Net Assets Acquired                      4,278    4,408       12,836    13,424
  Interest Expense                                    8,150   10,600       25,576    32,593
  Amortization of Deferred Financing Costs              503      503        1,509     1,509
                                                   -------- --------    --------- ----------
    Total Expenses                                   60,362   64,782      185,558   187,000
                                                   -------- --------    --------- ----------
Income From Continuing Operations Before Taxes       27,535   12,096       70,667    31,533
Income Tax Provision                                 11,182    4,704       28,778    12,339
                                                   -------- --------    --------- ----------
Income From Continuing Operations                    16,353    7,392       41,889    19,194
Discontinued Operations:
  Income From Discontinued Operations, net of tax       575      528        2,057     1,176
  Gain on Disposal of Discontinued Operations,
    net of tax                                        2,172       --        4,207        --
                                                   -------- --------    --------- ----------

Net Income                                         $ 19,100 $  7,920    $  48,153 $  20,370
                                                   ======== ========    ========= ==========

Earnings per share:
  Primary:
     Net Income From Continuing Operations
      Available to Common Shareholders             $   6.03   $ 2.89    $   10.19 $    6.91
    Income From Discontinued Operations                0.22     0.20         0.79      0.46
    Gain on Disposal of Discontinued Operations        0.82       --         1.61        --
                                                   -------- --------    --------- ----------
    Net Income Available to Common Shareholders    $   7.07   $ 3.09    $   12.59 $    7.37
                                                   ======== ========    ========= ==========
  Assuming Full Dilution:
    Net Income From Continuing Operations
      Available to Common Shareholders             $   6.03   $ 2.89    $   10.05 $    6.91
    Income From Discontinued Operations                0.22     0.20         0.78      0.46
    Gain on Disposal of Discontinued Operations        0.82       --         1.59        --
                                                   -------- --------    --------- ----------
    Net Income Available to Common Shareholders    $   7.07   $ 3.09    $   12.42 $    7.37
                                                   ======== ========    ========= ==========
  Weighted Average Common Shares and
    Common Share Equivalents: (In 000's)
      Primary                                         2,648    2,559        2,613     2,545
      Assuming Full Dilution                          2,648    2,559        2,649     2,545

               See accompanying notes to consolidated financial statements.









                    VK/AC HOLDING, INC. AND SUBSIDIARIES
                  Consolidated Statements of Cash Flows
                               (Unaudited)
                               (In 000's)
                                                             Nine Months
                                                          Ended September 30,
                                                     ------------------------
                                                        1996           1995
                                                     --------       ---------
Cash Flows from Operating Activities:
 Net Income                                          $ 48,153       $  20,370
 Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
   Depreciation                                         4,563           4,774
   Amortization:
       Deferred Company Funded Distribution Costs      46,584          37,229
       Excess of Cost over Fair Value of Net
          Assets Acquired                              12,836          13,424
       Deferred Financing Costs                         1,509           1,509
   Gain on Sale of Subsidiary                          (7,041)             --
   Net Change in:
       Short-Term Investments - Mutual Funds           17,531           5,127
       Receivables                                     (6,252)         (4,715)
       Trading Inventory                               (2,689)         18,153
       Net Assets of Discontinued Operations           25,760            (928)
       Other Assets                                    (5,927)        (12,847)
       Accounts Payable and Accrued Expenses          (13,546)         (1,599)
       Payable to Affiliates, net                      (2,828)           (270)
       Payable to Trustee                               8,914           5,887
       Deferred Compensation                            3,958           6,635
       Deferred Income Taxes                           31,432           6,091
                                                     --------       ---------
 Total Adjustments                                    114,804          78,470
                                                     --------       ---------
 Net Cash Provided by Operating Activities            162,957          98,840
                                                     --------       ---------
Cash Flows from Investing Activities;
 Proceeds from Sale of Subsidiary                      11,696             --
 Deferred Company Funded Distribution Costs           (79,117)        (52,879)
 Net Additions of Fixed Assets                         (5,141)         (4,464)
                                                     --------       ---------
 Net Cash Used by Investing Activities                (72,562)        (57,343)
                                                     --------       ---------
Cash Flows from Financing Activities:
 Loan Principal Payments                              (60,300)        (70,335)
 Dividends                                            (31,048)             --
 Stock Issuance                                            --           9,437
 Reissuance of Treasury Stock                              59              46
                                                     --------       ---------
 Net Cash Used by Financing Activities                (91,289)        (60,852)
                                                     --------       ---------
Net Decrease in Cash and Cash Equivalents                (894)        (19,355)
Cash and Cash Equivalents:
 Beginning of Period                                    1,585          21,328
                                                     --------       ---------
 End of Period                                       $    691       $   1,973
                                                     ========       =========
Supplementary Disclosure of Cash Flow Information:
 Cash paid for: Income Taxes                         $    811       $   2,951
                Interest                               30,353          36,892



      See accompanying notes to consolidated financial statements.






                       VK/AC Holding, Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements
                                  (Unaudited)
                              September 30, 1996

Note 1 - Basis of Presentation
------------------------------

The consolidated financial statements include the accounts of VK/AC Holding, Inc. ("VK/AC Holding") and its subsidiaries, Van Kampen American Capital, Inc. ("VKAC"), McCarthy, Crisanti & Maffei, Inc. ("MCM"), and Advantage Capital Corporation ("Advantage Capital") (VK/AC Holding together with its subsidiaries, the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission with respect to quarterly financial statements. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. VK/AC Holding's Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Securities and Exchange Commission, includes the information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles and should be referred to for further information. The Company believes that the accompanying consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of September 30, 1996 and December 31, 1995, its consolidated results of operations for the three months ended September 30, 1996 and 1995, and the nine months ended September 30, 1996 and 1995, and its consolidated cash flows for the nine months ended September 30, 1996 and 1995.

Primary and fully diluted earnings per share are computed based upon the weighted average number of shares outstanding during the period, including shares of redeemable common stock.

Note 2- Redeemable Common Stock
-------------------------------

The shares of redeemable common stock are reported on the balance sheets at redemption value, which, at September 30, 1996, is based upon the estimated per share merger consideration to be paid in connection with the Merger as more fully described in Note 3. The accretion to redemption value of $15,262,854 has been reflected as a reduction of retained earnings at September 30, 1996 and as a reduction of net income available to common stockholders for the nine months ended September 30, 1996 in determining earnings per share. The accretion to redemption value of $374,904 has been reflected as a reduction of net income available to common stockholders for the three months ended September 30, 1996 in determining earnings per share and is included in the $15,262,854 reduction of retained earnings. This accretion reduced primary and fully diluted earnings per share for the three months ended September 30, 1996 by $0.14 and for the nine months ended September 30, 1996 by $5.84 and $5.76, respectively.

Options to purchase shares of Class A Common Stock were granted to certain members of management and other employees of the Company pursuant to a stock option plan, under which such options will vest over a period of time up to five years.





                       VK/AC Holding, Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements
                                  (Unaudited)
                               September 30, 1996

Stock options transactions consisted of the following:


                                                        Number of
                                                         Options
                                                        ---------
             Balance, December 31, 1995                  365,832

             Granted; exercise price $200                  1,912

             Exercised                                      (537)

             Canceled                                    (10,862)
                                                        ---------
             Balance, September 30, 1996                 356,345
                                                        =========




As of the Merger on October 31,1996 (see Note 3), all of the options vested.

Note 3 - Merger
---------------

On October 31, 1996, pursuant to an Agreement and Plan of Merger dated as of June 21, 1996 among VK/AC Holding, Morgan Stanley Group Inc. ("Morgan Stanley"), MSAM Holdings II, Inc. and MSAM Acquisition Inc., MSAM Acquisition Inc. was merged with and into VK/AC Holding ("the Merger") and VK/AC Holding and its subsidiaries, including VKAC, became subsidiaries of Morgan Stanley. In connection with the Merger, VKAC repaid all of its bank debt outstanding under its secured credit facility.

At the closing of the Merger, MSAM Acquisition Inc. paid approximately $761 million in cash to the stockholders of VK/AC Holding (excluding certain management stockholders) and to persons owning options to purchase stock of VK/AC Holding. As part of the Merger, certain officers and directors of the Comany will contribute to MSAM Holdings II, Inc. their existing shares of common stock of VK/AC Holding in exchange for approximately $26 million of shares of preferred stock of MSAM Holdings II, Inc. which, in turn, will be exchangeable into common stock, par value $1.00 per share, of Morgan Stanley at specified times over a four year period. Such shares of preferred stock will represent, in the aggregate, 5% of the combined voting power in MSAM Holdings II, Inc., the remaining voting power of which is held by Morgan Stanley.


Note 4 - Discontinued Operations
--------------------------------

On January 2, 1996 Advantage Capital, a retail broker-dealer, was sold to SunAmerica, Inc. The Company currently has no intention of re-entering the retail broker-dealer business. Assets and liabilities of Advantage Capital relating to periods prior to its sale were assumed by VKAC.

On August 31, 1996, VK/AC Holding distributed to its current stockholders all of VK/AC Holding's investment in MCM, a wholly owned subsidiary engaged in the business of distributing research and financial information. Accordingly, the consolidated financial statements of the Company have been reclassified to report separately the net assets at December 31, 1995 and operating results of the discontinued operations of MCM and Advantage Capital for all periods presented.







                      VK/AC Holding, Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements
                                  (Unaudited)
                               September30, 1996




The results of operations for Advantage Capital and MCM for the three months ended September 30, 1996 and 1995 and the nine months ended
September 30, 1996 and 1995, which are classified separately as discontinued operations in the accompanying consolidated statements of income, are summarized as follows:

                                      Three Months             Nine Months
                                   Ended September 30      Ended September 30
                                ---------------------     --------------------
                                    1996       1995          1996        1995
                                --------   ---------      --------   ---------

  Revenues                      $  6,078   $  9,947       $ 23,899   $  29,076
                                ========   ========       ========   =========
  Income Before Income Taxes    $  1,105   $  1,123       $  3,917   $   2,164
  Income Taxes                  $    530   $    595       $  1,860   $     988
                                --------   ---------      --------   ---------
  Net Income                    $    575   $    528       $  2,057   $   1,176
                                ========   ========       ========   =========



Net assets of discontinued operations at December 31, 1995 consist principally of accounts receivable and excess of cost over fair value of net assets acquired.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

VK/AC Holding, Inc. ("Holding") and Van Kampen American Capital, Inc. ("VKAC"), a wholly-owned subsidiary of Holding, were organized in 1992 to acquire a company then named The Van Kampen Merritt Companies, Inc. ("VKM") and certain of its subsidiaries. Effective February 17, 1993, VKAC acquired VKM and VKM merged with and into VKAC (the "VKM Acquisition").

On December 20, 1994, Holding and VKAC acquired American Capital
Management & Research, Inc. and its subsidiaries (the "AC
Acquisition"). American Capital Management & Research, Inc.
(together with its subsidiaries, "American Capital") then merged into VKAC.

The Company sold Advantage Capital Corporation ("ACC"), its retail broker-dealer subsidiary, acquired as a result of the AC Acquisition, for $7.6 million in January 1996. The Company received an additional $4.1 million in August 1996 in connection with the sale of ACC as a result of a contingent payment made pursuant to the ACC stock purchase agreement based upon the achievement of certain revenue targets by certain representatives of ACC for the twelve month period ended July 1, 1996. On August 31, 1996, Holding also distributed to its current stockholders (i) all of its investment in McCarthy, Crisanti & Maffei, Inc. ("MCM"), a wholly owned subsidiary engaged in the business of distributing research and financial information, (ii) all of its investment in Hansberger Global investors, Inc., a company in which Holding made a minority investment in May 1996, and (iii) certain related cash amounts.

On October 31, 1996, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of June 21, 1996 among Holding, Morgan Stanley Group Inc. ("Morgan Stanley"), MSAM Holdings II, Inc. and MSAM Acquisition Inc., MSAM Acquisition Inc. was merged with and into Holding (the "Merger") and Holding and its subsidiaries, including VKAC, became subsidiaries of Morgan Stanley. In connection with the Merger, VKAC repaid all of its bank debt outstanding under its secured credit facility. See "--Liquidity and Capital Resources" below and "Part II - Other Information -- Item 5: Other Information."

Unless the context otherwise requires, the term "Company" as used herein means Holding and its subsidiaries. The following discussion should be read in conjunction with the unaudited consolidated financial statements and related notes found in "Item 1 - Financial Information" and the Company's Form 10-K for the fiscal year ended December 31, 1995, since they contain important information that may be helpful in evaluating the
Company's results of operations and financial condition.   The
financial condition and results of operations for MCM and ACC are shown as discontinued operations in the Financial Information.



Overview



The Company markets and provides investment advisory and administrative services to open end and closed end funds ("Funds"), unit investment trusts ("UITs") and institutional clients ("Institutional Accounts") which consist of insurance companies, pension funds, municipalities, high net worth individuals and mutual funds sponsored by third parties. As of September 30, 1996, the Company had approximately $59 billion of assets under management and/or supervision, including $36.5 billion in over 100 open end and closed end Funds, $5.1 billion in the Van Kampen American Capital Prime Rate Income Trust ("Prime Rate Trust"), $5.6 billion in assets managed on behalf of Institutional Accounts and $11.5 billion in UITs. The Company's total assets under management rose from $42 billion at September 30, 1995 to over $47 billion at September 30, 1996 as a result of increased market values of equity and fixed income securities during this period and increased sales of Fund shares, particularly Class B shares of certain open end Funds and the Prime Rate Trust.

The Company also has transfer agency and trust company capabilities through ACCESS Investor Services, Inc. ("ACCESS") and through Van Kampen American Capital Trust Company.

The investment management industry has exhibited rapid growth in recent years, driven by a combination of favorable stock and bond market performance and demographic trends. Industry sales of equity funds are affected by stock market performance and, to a lesser extent, interest rates. A strong stock market stimulates investment in equity funds; low interest rates also favor equity investments because of the diminished attractiveness of fixed income investment alternatives.
Industry sales of bond funds, particularly those that invest in long-term fixed income tax-exempt municipal securities, are affected by the relationship between long-term and short-term interest rates, the strength of the stock market and the perception of investors concerning certain proposed tax regulations and the future direction of interest rates. Based on industry sales from 1994 to the present, demand for municipal bond funds has decreased significantly and demand for fixed income funds in general has slowed. The Company attributes this decline primarily to the combination of certain proposed changes in federal income tax regulations which may impact the future tax status of municipal securities, the strength of the stock market and the general uncertainty of investors over the future direction of interest rates. The Company believes that by significantly broadening its product offerings through the AC Acquisition (more than one-third of the Company's Fund assets under management as of September 30, 1996 were in equity Funds), it has helped to offset the potential negative impact of declining interest in its fixed income Funds.

The Company's investment advisory fee revenues, which accounted for 84% of the Company's total revenues in 1995 and 86% of its total revenues for the quarter ended September 30, 1996, consist primarily of (i) fees for managing the assets of the Funds (including seven open end Funds distributed by PFS Investments, Inc. and advised by the Company (the "Common Sense Funds")), and the Institutional Accounts, (ii) "12b-1 fees" which arise from the reimbursement of certain distribution expenses, including reimbursement of commissions paid to unaffiliated retail distribution firms for selling Class B and Class C shares of open end Funds and (iii) administrative fees paid by the closed end Funds and the Prime Rate Trust. The Company's investment advisory fees fluctuate due to changes in the total value of the assets under management and are calculated based on daily, weekly or quarterly average balances, depending on the Fund or Institutional Account. Variations in the level of the assets under management are due to both net sales (gross sales less redemptions of Fund shares) and market value changes. Consequently, significant fluctuations in the prices of securities (e.g., as the result of substantial changes in the equity and fixed income markets resulting from changes in interest rates, inflation rates or other economic factors) or the level of redemptions of open end Funds may affect materially the amount of assets under management and thus the Company's revenue and profitability.

Revenues from the distribution of the Company's investment products are primarily derived from (i) the sales charge, less an applicable concession to dealers, for the sale of UIT units, which is the largest contributor to distribution revenues, (ii) the net profit realized or net loss incurred to the extent that the market price of securities deposited by the Company in a UIT exceeds or is less than the original cost of the securities to the Company, (iii) the net profit realized or net loss incurred to the extent that the public offering price of UIT units increases or decreases before the UIT units are sold, (iv) a portion of the sales charge paid by investors who buy open end Fund Class A shares and (v) certain concessions and fees that the Company receives as U.S. distributor for the Govett Family of Funds. The Company's distribution arrangement with The Govett Family of Funds will terminate on March 31, 1997. Management of the Company believes that such termination will not have a material effect on the Company's financial condition or results of operations.

A significant portion of the Company's operating expenses is attributable to amortization of deferred Company funded distribution costs, which originates primarily from the commissions and sales expense paid by the Company to unaffiliated retail distribution firms for selling Class B and Class C shares of open end Funds, the Prime Rate Trust and most of the closed end Funds. These up-front expenditures are capitalized and amortized to match, through straight line amortization, future investment advisory fee revenues derived from management advisory contracts for these Funds. The amortization periods for these costs vary from four to ten years, depending upon the Fund type. Because amounts capitalized in prior years have not been fully amortized, this expense tends to grow each year as amortization of current year additions to this expense item is added to that of prior years.

The Company provides daily pricing and ongoing credit surveillance services for its UITs and certain of the Funds.
The Company also furnishes accounting, legal, pricing, transfer agency and shareholder services to certain of the Funds and UITs. The Company receives payments from such Funds and UITs equal to the cost of providing these services, which payments are reflected as "reimbursements." In July 1995, ACCESS, which had been the transfer agent for only some of the open end Funds, was appointed the transfer agent for all of the open end Funds, which resulted in the addition of personnel and the incurrence of other costs which are reimbursable by the open end Funds.



Results of Operations



The following tables list the investment advisory fees and assets under management by source for the three month and nine month periods ended September 30, 1996 and 1995:


                                          Three Months                   Nine Months
                                             Ended           1996           Ended           1996
                                          September 30     Compared     September 30      Compared
                                        ----------------               ----------------
Investment Advisory Fees (in millions)   1996       1995    to 1995     1996      1995    to 1995
--------------------------------------  -----      -----    -------    -----     ------   -------
Funds:
        Open End:
                Equity                  $22.7      $18.2      25%     $ 65.5     $ 50.1      31%
                Fixed Income             21.1       21.5      (2)       65.1       63.9       2
        Prime Rate Trust                 14.3        7.3      96        37.9       17.6     115
        Closed End
                 Equity                   0.1        0.1      --         0.3        0.3      --
                 Fixed Income            15.1       14.9       1        44.9       43.9       2
Institutional Accounts                    2.5        2.3       9         7.4        6.9       7
                                        -----      -----              ------     ------
           Total                        $75.8      $64.3      18%     $221.1     $182.7      21%
                                        =====      =====              ======     ======








                                                       1996
                                      September 30   Compared
                                      ------------
Assets Under Management (in billions)  1996  1995     to 1995
------------------------------------
Funds:
       Open End:
              Equity                   $15.6 $12.5      25%
              Fixed Income              13.3  13.6      (2)
       Prime Rate Trust                  5.1   3.0      70
       Closed End:
              Equity                     0.1   0.1      --
              Fixed Income               7.5   7.4       1
Institutional Accounts                   5.6   5.7      (2)
                                       ----- -----
          Total                        $47.2 $42.3      12%
                                       ===== =====




Fund assets under management increased by $5.0 billion or 14% from September 30, 1995 to September 30, 1996, primarily as a result of growth in equity open end Fund assets and Prime Rate Trust assets. Equity open end Fund assets grew 25% during the period due to $1.0 billion of net sales and market value appreciation of $2.1 billion. The growth in the Prime Rate Trust was due to net sales of $2.1 billion during the period. Fixed income Fund assets decreased by $0.3 billion or 2% from September 30, 1995 to September 30, 1996, as a result of net redemptions of $0.7 billion, partially offset by market value appreciation and exchanges.


Institutional Account assets under management decreased by approximately 2% from September 30, 1995 to September 30, 1996 as a result of a reduction in the level of accounts managed for certain affiliates of Xerox Corporation, partially offset by new accounts, additional sales to existing accounts and market value increases.

Income from continuing operations before interest and acquisition expenses and income taxes ("Operating Earnings") for the third quarter of 1996 was $40.5 million, an increase of $12.9 million or 47% over the corresponding period in 1995. For the nine months ended September 30, 1996 Operating Earnings was $110.6 million, $31.5 million or 40% greater than the same period in 1995.



Three Months Ended September 30, 1996 Compared to Three Months
Ended September 30, 1995

Revenues increased during the quarter ended September 30, 1996 by $11.0 million or 14% over the same period in 1995, primarily due to an increase in investment advisory fees. Investment advisory fees increased during the third quarter of 1996 by $11.5 million to $75.8 million or 18% over the same period in 1995, due primarily to greater assets under management, significant growth in the Prime Rate Trust, which has a higher investment advisory fee rate than the other Funds, and increased sales of Class B shares of open end Funds, which generate 12b-1 fees to compensate for Company funded distribution costs.

Total expenses excluding interest and acquisition expenses ("Operating Expenses") decreased during the third quarter of 1996 by $1.8 million to $47.4 million or 4% less than the corresponding period of 1995. This was due primarily to the recovery of nearly $4.0 million from the Funds, which amount represented a substantial portion of costs expended by the Company relating to the consolidation of the Fund boards in July, 1995. Compensation and benefits expense increased by $2.1 million to $26.2 million during the third quarter of 1996 or 9% over the same period in 1995. Growth in this expense resulted from annual salary increases and the additional costs of ACCESS personnel to service the additional open end Funds as discussed above. Amortization of deferred Company funded distribution costs increased during the third quarter of 1996 by $3.0 million to $16.3 million or 23% over the same period in 1995, due principally to increased sales of shares of the Prime Rate Trust, which resulted in approximately $2.2 million more in amortization expense for the quarter. Marketing and promotion expense increased by $1.2 million to $8.1 million or 17%, as investments were made to expand the coverage of the Company's distribution network. Other expenses decreased by $7.5 million to $2.4 million or 76%, due to certain nonrecurring expenses in 1995 related to the combination of VKM and American Capital and certain of the Funds. As discussed above, the Funds repaid a substantial portion of these expenses during the third quarter of 1996 as a result of cost savings that were realized by the Funds. Reimbursements increased during the third quarter of 1996 by $0.9 million to $14.1 million over the same period in 1995, primarily due to higher personnel and occupancy costs incurred in 1996 as a result of ACCESS being named transfer agent to all of the open end Funds beginning in July 1995.

Interest and acquisition expenses during the third quarter of 1996 decreased by $2.6 million to $12.9 million or 17% less than the same period in 1995, due largely to a decrease in interest expense of $2.4 million or 23%, resulting from lower bank borrowings and lower interest rates. The Company's achievement of certain financial ratios under its secured credit facility resulted in a reduction of its effective interest rate beginning in the first quarter of 1996.

Income from continuing operations before taxes for the three months ended September 30, 1996 increased by $15.4 million to $27.5 million or 127% more than the corresponding period in 1995, due to higher operating income and lower interest and acquisition expenses. The Company also recognized an additional gain of $2.2 million net of tax relating to the sale of ACC in the third quarter of 1996.



Nine Months Ended September 30, 1996 Compared to Nine Months
Ended September 30, 1995

Revenues increased during the first nine months of 1996 by $37.7 million to $256.2 million or 17% over the same period of 1995, primarily due to an increase in investment advisory fees. Investment advisory fees increased during the first nine months of 1996 by $38.4 million to $221.1 million or 21% over the same period of 1995, due primarily to greater assets under management, significant growth in the Prime Rate Trust, which has a higher investment advisory fee rate than the other Funds, and increased sales of Class B shares of open end Funds, which generate 12b-1 fees to compensate for Company funded distribution costs. Advisory fees earned for managing the Common Sense Funds were $20.3 million for the nine months ended September 30, 1996 as compared to $17.2 million for the nine months ended September 30, 1995.

Operating Expenses increased during the first nine months of 1996 by $6.2 million to $145.6 million or 4% over the corresponding period in 1995. Compensation and benefits expense increased by $5.5 million to $75.0 million for the first nine months of 1996, an 8% increase over the same period in 1995. This was due primarily to annual salary increases and the expansion of ACCESS as described above. Amortization of deferred company funded distribution costs increased during the first nine months of 1996 by $9.4 million to $46.6 million or 25% over the same period of 1995, due principally to increased sales of the Prime Rate Trust, which resulted in $7.4 million more in amortization expense for the first nine months of 1996. Occupancy expense increased during the first nine months of 1996 by $2.5 million to $25.3 million or 11% over the same period of 1995, due to increased data processing costs related to ACCESS. Marketing and promotion expense increased during the first nine months of 1996 by $3.2 million to $24.5 million or 15% over the same period of 1995, related to increased sales of Funds and UITs in the first nine months of 1996 compared to such sales during the same period in 1995. Other expenses decreased during the first nine months of 1996 by $8.9 million to $16.5 million or 35% compared to the same period in 1995, due to combination-related expenses incurred in 1995 as discussed above. Reimbursements increased during the first nine months of 1996 by $5.5 million to $42.2 million or 15% over the same period in 1995, due primarily to increases in compensation and benefits and occupancy expenses attributable to ACCESS.

Interest and acquisition expenses decreased during the first nine months of 1996 by $7.6 million to $39.9 million or 16% less than the same period in 1995, due largely to a decrease in interest expense of $7.0 million or 21%, resulting from lower bank borrowings and lower interest rates. The Company's achievement of certain financial ratios under its secured credit facility resulted in a reduction of its effective interest rate for the nine months ended September 30, 1996.

Income from continuing operations before taxes for the nine months ended September 30, 1996 increased by $39.2 million to $70.7 million or 124% more than over the corresponding period in 1995, due to higher operating income and lower interest and acquisition expenses.



Liquidity and Capital Resources

The Company's primary source of liquidity during the first nine months of 1996 and 1995 was cash generated from operations, which totaled $174.7 million (including $11.7 million in cash proceeds from the sale of ACC) and $98.8 million, respectively. Cash from operations permitted the Company to prepay $70 million of long-term debt in 1995, fund the Company's working capital needs and finance its capital expenditures, including the funding of deferred Company funded distribution costs. The Company's cash flow from operations during 1996 also funded the payment in the first quarter of 1996 of approximately $20 million in annual employee bonuses earned and accrued during 1995, and the prepayment in the first nine months of 1996 of $55 million of long-term debt.

The Company incurred substantial indebtedness in connection with the VKM Acquisition and the AC Acquisition. As of September 30, 1996, the Company had outstanding $385 million of indebtedness (excluding $35.8 million of collateralized borrowings of Van Kampen American Capital Distributors, Inc. ("VKAC Distributors"), VKAC's broker-dealer subsidiary), consisting of $150 million in the form of the Company's 9.75% Senior Secured Notes due 2003 (the "Notes") and $235 million in borrowings pursuant to the Company's secured credit facility. The amount outstanding under the secured credit facility was repaid at the closing of the Merger. See "Part II - Other Information -- Item 5: Other Information."

VKAC's obligations under the Notes are secured by all of the issued and outstanding capital of its significant subsidiaries, and certain cash and other collateral of VKAC, including certain stock of certain future subsidiaries. VKAC's obligations under the Notes are also guaranteed by the Company, which guarantees are secured by a pledge of the Company of all of the outstanding stock of VKAC and certain other collateral of the Company.

The Indenture contains various events of default, various affirmative and negative covenants, including restrictions on the ability of the Company to incur indebtedness, incur liens and other encumbrances, pay dividends or make other restricted payments, become liable on guarantees and other contingent obligations, enter into agreements with respect to mergers or consolidations, sell or transfer assets, make investments or capital expenditures, make acquisitions, make loans and advances, enter into transactions with affiliates, create subsidiaries or engage in new types of business, a negative pledge with respect to unencumbered assets, and fixed charge coverage restrictions. Except for the execution of the Merger Agreement, for which the Company notified the banks party to the secured credit facility, the financial covenants and other restrictions set forth in the secured credit facility and the Indenture governing the Notes were satisfied during the quarter and nine months ended September 30, 1996.

The Merger constituted a "Change in Control" (as defined in the Indenture), which entitles the holders of the Notes to require the Company to repurchase such holders' Notes at a purchase price in cash in an amount equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

VKAC Distributors also incurs certain additional short-term bank loans to fund the purchase of securities related to the UIT business for such subsidiary's inventories. The $35.8 million outstanding at September 30, 1996 is payable on demand and bears interest at approximately 1/2% over the federal funds rate. This loan is secured by VKAC Distributors' UIT trading inventory.

The Company believes that cash generated from operations and borrowing resources will be adequate to permit the Company to meet both its current debt service requirements and working capital needs in the foreseeable future, including the funding of anticipated levels of future commissions in connection with sales of shares of closed end Funds, open end Funds and the Prime Rate Trust. The Company also anticipates that the letters of credit and trading inventory financing facilities provided to VKAC Distributors in connection with its sponsorship of new UITs and the overnight financing of its trading inventory, respectively, will remain available. However, no assurance can be given as to the adequacy of such funds or continued availability of such facilities.

The Company is a holding company formed for the purpose of effecting the VKM Acquisition and has no substantial independent operations. VKAC is a services company which primarily provides administrative services to its operating subsidiaries and virtually all of its revenues are derived from such operating subsidiaries. Payment by VKAC of interest and principal due on the Notes and payment of the Company's obligations under its guarantee of VKAC's obligations under the Indenture are dependent upon cash payments from their subsidiaries. This cash flow is effected through the payment of dividends and intercompany service charges.



Effect of Hedging Against Market Value Changes in UIT Inventories

The Company's broker-dealer subsidiary, VKAC Distributors, regularly purchases and holds in inventory for its own account securities to be deposited into UITs and holds for sale primary and secondary UIT units. These inventory positions are regularly marked to market, resulting in profit or loss. The market values of securities and UIT units fluctuate. In addition, in connection with a primary UIT offering, if securities are sold or deposited into UITs at a price below VKAC Distributors' cost, VKAC Distributors will incur a loss with respect to such difference. The Company uses United States Treasury and municipal bond index futures contracts, which are types of derivative financial instruments, primarily to hedge against market value changes in its UIT trading inventory. Although it is the Company's policy to protect its inventory through hedging, it does not hedge the entire inventory, nor does hedging provide total protection against market value loss. The Company's hedging activities with respect to its UIT inventories during the periods ended September 30, 1996 and 1995 have not had a material impact on the Company's revenues.



Forward-Looking Statements

This section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding, among other items, (i) cash flow sufficient to fund the Company's debt service requirements and working capital needs and (ii) anticipated trends in the Company's business and the investment management industry. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate," and similar expressions. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of, among other things, (i) changes in the investment management industry as a result of economic or regulatory influences, (ii) changes in the competitive marketplace, including new products and pricing changes by the Company's competitors, and (iii) changes resulting from the consummation of the transactions contemplated by the Merger Agreement. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements.



                          Part II:  OTHER INFORMATION


Item 1:Legal Proceedings.  Not applicable.

Item 2:Changes in Securities. Pursuant to the Merger Agreement, each share of Holding's common stock and preferred stock outstanding on October 31, 1996 were, by virtue of the Merger, converted into the right to receive $297.40 per share, the "Per Share Merger Consideration" calculated pursuant to the Merger Agreement. On October 31, 1996, Holding filed a Restated Certificate of Incorporation with the Secretary of State of the State of Delaware authorizing the issuance of 1,000 shares of common stock, $1.00 par value per share, all of which shares were issued and held by MSAM Holdings II, Inc.

Item 3:Defaults Upon Senior Securities.  Not applicable.

Item 4:Submission of Matters to a Vote of Securities Holders. Not applicable.

Item 5:Other Information. On October 31, 1996, pursuant to the Merger Agreement, a change in control of Holding occurred when MSAM Acquisition Inc. was merged with and into Holding and Holding became a wholly owned subsidiary of MSAM Holdings II, Inc. MSAM Acquisition Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which, in turn, is a wholly owned subsidiary of Morgan Stanley. Morgan Stanley, through MSAM Holdings II, Inc., acquired all of the outstanding capital stock of Holding for approximately $1.175 billion. Prior to the Merger, a substantial majority of Holding's common stock was held by (i) The Clayton & Dubilier Private Equity Fund IV Limited Partnership, a Connecticut limited partnership and (ii) management of Holding and its subsidiaries. Morgan Stanley paid approximately $761 million in cash to stockholders of Holding (excluding certain management stockholders described below) and to persons holding stock options to purchase common stock of Holding and repaid Holding's outstanding balance of approximately $223 million under its secured credit facility.

       In connection with the Merger Agreement, Holding filed a Restated Certificate of Incorporation with the Secretary of State of the State of Delaware authorizing the issuance of 1,000 shares of common stock, $1.00 par value per share, all of which shares were issued to MSAM Holdings II, Inc., 1585 Broadway, New York, New York 10036.

       Pursuant to the Merger Agreement, certain members of senior management entered into a contribution and exchange agreement with Morgan Stanley and MSAM Holdings II, Inc. pursuant to which such members of senior management contributed their respective shares of Holding in exchange for approximately $26 million of shares of preferred stock of MSAM Holdings II, Inc., which, in turn, will be exchangeable into common stock of Morgan Stanley at specified times over a four year period. Such shares of preferred stock represent, in the aggregate, 5% of the combined voting power in MSAM Holdings II, Inc., the remaining voting power of which is held by Morgan Stanley.


Item 6:Exhibits and Reports on Form 8-K.

       (a) Exhibits. The exhibits required by Item 601 of Regulation S-K and filed herewith are listed in the Exhibit Index which follows the signature page and immediately precedes the exhibits filed.

       (b) Reports on Form 8-K. No reports on Form 8-K were filed by the Registrant during the third quarter ended September 30, 1996.



                                      [16]








                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        VK/AC HOLDING, INC.



Date:     November 14, 1996             /s/ WILLIAM R. RYBAK
                                        William R. Rybak
                                        Executive Vice President and
                                        Chief Financial Officer

                                        (principal financial officer and
                                        duly authorized officer of
                                        Registrant)



                                      [17]












                              VK/AC HOLDING, INC.

                                 EXHIBIT INDEX

                   (Pursuant to Item 601 of Regulation S-K)

  Exhibit
  Number                                    Description
  -------                                   -----------

    1     None

    2     Agreement and Plan of Merger, dated as of June 21, 1996, among
           VK/AC Holding, Inc., Morgan Stanley Group Inc., MSAM Holdings II, Inc. and MSAM Acquisition Inc. (incorporated by reference to Exhibit 2.2 to VK/AC Holding, Inc.'s Form 10-Q for the second quarter ended June 30, 1996, Commission File No. 33-56334).

    3     Certificate of Merger of MSAM Acquisition Inc. into VK/AC
            Holding, Inc. (including Restated Certificate of
            Incorporation of VK/AC Holding, Inc.)                           +

   11     Statement re computation of per share earnings.                   +

   27     Financial Data Schedule                                           +

_____________________
+     Filed herewith


                                      [18]